Filed Pursuant to Rule 424(b)(3)
Registration No. 333-193480

STRATEGIC STORAGE GROWTH TRUST, INC.

SUPPLEMENT NO. 6 DATED JANUARY 15, 2016

TO THE PROSPECTUS DATED SEPTEMBER 28, 2015

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Growth Trust, Inc. dated September 28, 2015, Supplement No. 4 to the prospectus dated December 11, 2015 (which amended and superseded all prior supplements) and Supplement No. 5 to the prospectus dated December 22, 2015.

Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our public offering;

•	a revision to our state-specific suitability standards;

•	an update to the “Questions and Answers About this Offering” section of our prospectus;

•	an update on the closing of the second phase of the Arrington Portfolio;

•	an update to the “Portfolio Summary” subsection of our prospectus;

•	an assignment of one of the potential acquisitions in Toronto, Canada;

•	deletion of the “Conflicts of Interest – Storage Auction Program” subsection of our prospectus;

•	an update to distributions to Class T stockholders and the stockholder servicing fees; and

•	selected financial data.

Status of Our Offering

On June 17, 2013, we commenced a private offering of up to $109.5 million in shares of our common stock to accredited investors only pursuant to a confidential private placement memorandum. On May 23, 2014, we reached the minimum offering amount of $1.0 million in sales of shares in our private offering and we commenced operations. On January 16, 2015, we terminated the private offering of which we raised a total of $7.8 million. On January 20, 2015, our public offering was declared effective. Effective September 28, 2015, we reallocated shares in our primary offering to consist of the following: up to $500 million in Class A shares at a price of $10.00 per share; and up to $500 million in Class T shares at a price of $9.47 per share. As of January 12, 2016, we have received gross offering proceeds of approximately $19.0 million from the sale of approximately 1.9 million Class A shares and approximately 32,000 Class T shares in our initial public offering. As of January 12, 2016, approximately $1.08 billion in shares remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan.

Suitability Standards

The following hereby revises the state-specific suitability standard for Kentucky residents as contained in the “Suitability Standards” section immediately behind the cover page of our prospectus and on the last page of our subscription agreement included as Appendix A to our prospectus:

•	For Kentucky Residents – Investments by residents of the State of Kentucky must not exceed 10% of such investor’s liquid net worth (cash, cash equivalents and readily marketable securities) in our shares or the shares of our affiliates’ non-publicly traded real estate investment trusts.

Update to the “Questions and Answers About this Offering” Section

The first paragraph of the question titled “Why are you offering two classes of your common stock, and what are the similarities and differences between the classes” in the “Questions and Answers About this Offering” section of our prospectus is hereby deleted and replaced with the following:

We are offering two classes of our common stock in order to provide investors with more flexibility in making their investment in us. In determining to offer two classes of shares of common stock, our board of directors took into consideration a number of factors, including recent amendments to Financial Industry Regulatory Authority (“FINRA”) Rule 2310 and NASD Rule 2340, as described more fully in FINRA Regulatory Notice 15-02. These amendments require investor account statements to reflect an estimated value per share as determined based on either the net investment method or appraised value method. The net investment method may only be used before 150 days following the second anniversary of breaking escrow and generally determines the estimated value per share based on the “amount available for investment” percentage in the “Estimated Use of Proceeds” section of the prospectus, which deducts from gross offering proceeds the sales commissions, dealer manager fees, and organization and offering expenses. The appraised value method, which can be used at any time, consists of the appraised valuation disclosed in the issuer’s most recent periodic or current report filed with the SEC. In turn, the per share estimated value disclosed in an issuer’s most recent periodic or current report must be based on valuations of the assets and liabilities of the issuer and those valuations must be: (a) conducted by, or with the material assistance or confirmation of, a third-party valuation expert or service; (b) performed at least annually; and (c) derived from a methodology that conforms to standard industry practice. Investors can choose to purchase shares of either class of common stock in the offering. Each share of our common stock, regardless of class, will be entitled to one vote per share on matters presented to the common stockholders for approval. The differences between each class relate to the stockholder fees and sales commissions payable in respect of each class. The following summarizes the differences in fees and sales commissions between the classes of our common stock.

	Class A Shares	Class T Shares
Initial Offering Price	$10.00	$9.47
Sales Commissions	7%	2%
Dealer Manager Fee	3%	3%
Stockholder Servicing Fee	None	1	%(1)

(1)	We will cease paying the stockholder servicing fee with respect to the Class T shares sold in this offering at the earlier of (i) the date we list our shares on a national securities exchange, merge or consolidate with or into another entity, or sell or dispose of all or substantially all of our assets, (ii) the date at which the aggregate underwriting compensation from all sources equals 10% of the gross proceeds from the sale of both Class A shares and Class T shares in our primary offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan); (iii) the fifth anniversary of the last day of the fiscal quarter in which our initial public offering (excluding our distribution reinvestment plan offering) terminates; and (iv) the date that such Class T share is redeemed or is no longer outstanding. We will not pay sales commissions, dealer manager fees, or stockholder servicing fees on Class T shares sold pursuant to our distribution reinvestment plan.

Second Phase Closing of the Arrington Portfolio

On October 26, 2015, we entered into a purchase and sale contract to acquire four self storage facilities (the “Arrington Portfolio”) from an unaffiliated third party consisting of a total of approximately 1,840 units and

279,700 net rentable square fee and located in San Antonio, Texas (two self storage facilities); Kingwood, Texas; and Aurora, Colorado.

On December 17, 2015, we closed on three self storage facilities located in both Texas and Colorado representing the First Phase of the purchase of the Arrington Portfolio for a purchase price of approximately $26.69 million, plus closing costs and acquisition fees.

On January 6, 2016, we closed on the remaining self storage facility of the Arrington Portfolio located in San Antonio, Texas (the “Second Phase”) for a purchase price of approximately $12.31 million, plus closing costs and acquisition fees, which was funded by a combination of a draw of approximately $8 million under the KeyBank Facility, as described further below, and the remainder from net proceeds of our public offering.

We incurred acquisition fees of approximately $215,000 in connection with the acquisition of the Second Phase of the Arrington Portfolio. The self storage facility acquired in the Second Phase consists of approximately 385 units and approximately 49,250 net rentable square feet of storage space. In addition, the property acquired in the Second Phase contains approximately 5,800 net rentable square feet of cold storage space, approximately 8,300 net rentable square feet of office space and approximately 9,000 net rentable square feet of “flex” warehouse space. The physical occupancy of the property was approximately 88% as of the date of acquisition.

SS Growth Property Management, LLC, a subsidiary of our sponsor, will serve as the property manager of the property acquired in the Second Phase and has entered into a sub-property management agreement with a subsidiary of Extra Space Storage, Inc. who will manage the property. SS Growth Property Management, LLC will be paid management fees in an amount equal to the greater of $2,500 per month or 6% of the gross monthly revenues collected from the property in the Second Phase and SS Growth Property Management, LLC will, in turn, pay the sub-property manager an amount equal to the greater of $2,500 per month or 6% of the gross monthly revenues collected from the property acquired in the Second Phase, except for the months of January and July each year.

Update to the “Portfolio Summary” Subsection of our Prospectus

The “Portfolio Summary” subsection of the “Our Self Storage Properties” section of our prospectus is hereby deleted and replaced with the following:

Portfolio Summary

Our self storage facilities offer inexpensive, easily accessible, enclosed storage space to residential and commercial users on a month-to-month basis. Most of our facilities are fenced with computerized gates and are well-lighted. Most of our properties are single-story, thereby providing customers with the convenience of direct vehicle access to their storage spaces. Our facilities range in size from approximately 49,100 to approximately 171,100 net rentable square feet, with an average of approximately 75,400 net rentable square feet. Our facilities generally are constructed of masonry or steel walls resting on concrete slabs and have standing seam metal, shingle, or tar and gravel roofs. Customers have access to their storage areas during business hours, and some of our facilities provide 24-hour access. Individual storage spaces are secured by a lock furnished by the customer to provide the customer with control of access to the space.

As of January 12, 2016, we owned the following 13 self storage facilities:

Property	Units	Sq. Ft. (net)	% of Total Rentable Sq. Ft.	Physical Occupancy %(1)
Ft. Pierce – FL	770	88,400	9.0%	89.1%
Las Vegas I – NV	1,210	171,100	17.5%	83.6%
Las Vegas II – NV	1,040	89,000	9.1%	77.7%
Colorado Springs – CO	680	61,800	6.3%	78.4%
Riverside – CA	610	60,100	6.1%	87.5%

Stockton – CA	560	49,100		5.0%	88.8%
Azusa – CA	660	64,400		6.6%	84.4%
Romeoville – IL	680	66,700		6.8%	64.4%
Elgin – IL	410	49,600		5.1%	71.3%
San Antonio I – TX	490	76,700		7.8%	90.5%
San Antonio II – TX	440	83,400	(2)	8.5%	75.4%
Kingwood – TX	470	60,100		6.1%	84.1%
Aurora – CO	440	59,500		6.1%	56.5%
Totals	8,460	979,900		100%	80.1%

(1)	Represents the occupied square feet divided by total rentable square feet as of January 12, 2016.
(2)	Includes approximately 23,000 rentable square feet of industrial warehouse/office space and 10,000 rentable square feet of parking.

The weighted average capitalization rate for the 13 self storage facilities we owned as of January 12, 2016 was approximately 5.66%. The weighted average capitalization rate is calculated as the estimated first year net operating income at the respective property divided by the property purchase price, exclusive of offering costs, closing costs and fees paid to our advisor. Estimated first year net operating income on our real estate investments is total estimated revenues generally derived from the terms of in-place leases, less property operating expenses generally based on the operating history of the property. In instances where management determines that historical amounts will not be representative of first year revenues or property operating expenses, management uses its best faith estimate of such amounts based on anticipated property operations. Estimated first year net operating income excludes interest expense, asset management fees, depreciation and amortization and our company-level general and administrative expenses. Historical operating income for these properties is not necessarily indicative of future operating results.

Assignment of One of the Potential Acquisitions in Toronto, Canada

On January 6, 2016, we executed an assignment with a subsidiary of Strategic Storage Trust II, Inc. (“SST2”) whereby we assigned the right to purchase the property located in the Oakville area of Toronto, Canada. Pursuant to the assignment we executed on November 17, 2015 to assign to a subsidiary of SST2 the right to purchase the Burlington and Milton properties and the assignment we executed on January 6, 2016, we anticipate that (1) we will acquire the Stoney Creek property for a purchase price of approximately $2.1 million CAD, plus closing costs and acquisition fees, and (2) SST2 will acquire the Burlington, Milton and Oakville properties. The Stoney Creek property is currently under development. In connection with the assignments, SST2 will indemnify us in connection with its potential acquisitions of the Burlington, Milton and Oakville properties.

We expect to close the acquisition of the Stoney Creek property in the first quarter of 2016 and to fund such acquisition with net proceeds from our public offering.

Since the Stoney Creek property is located in Canada, a subsidiary of our sponsor will manage the Stoney Creek property and such property will be branded using the SmartStop® Self Storage brand.

Pursuant to the Storage Spot Purchase Agreement and the assignments, we will be obligated to purchase the Stoney Creek property only after satisfactory completion of agreed upon closing conditions. We will decide whether to acquire the Stoney Creek property generally based upon:

•	our ability to raise sufficient net proceeds from our public offering;

•	approval of our board of directors to purchase the Stoney Creek property;

•	satisfaction of the conditions to the acquisition in accordance with the Storage Spot Purchase Agreement; and

•	no material adverse changes relating to the Stoney Creek property, the seller of the Stoney Creek property or certain economic conditions.

There can be no assurance that we will complete the acquisition of the Stoney Creek property. In some circumstances, if we fail to complete the acquisition, we may forfeit up to $62,000 CAD in earnest money on the Stoney Creek property.

Other properties may be identified in the future that we may acquire prior to or instead of the Stoney Creek property. Due to the considerable conditions to the consummation of the acquisition of the Stoney Creek property, we cannot make any assurances that the closing of the Stoney Creek property is probable.

Deletion of the “Conflicts of Interest – Storage Auction Program” Subsection of our Prospectus

On January 1, 2016, our Chairman of the board of directors, Chief Executive Officer and President, and our Senior Vice President – Property Management and the President of our property manager sold their minority interests in a company (the “Auction Company”) that serves as a web portal for self storage companies to post their auctions online instead of using live auctions conducted at the self storage facilities. Once the contents of a storage unit are sold at auction, we pay the Auction Company a service fee based upon the sale price of the unit. Since these officers no longer own any interest in the Auction Company, the “Conflict of Interest – Storage Auction Program” subsection of our prospectus is hereby deleted.

Distributions to Class T Stockholders and the Stockholder Servicing Fees

As stated in our prospectus, distributions paid with respect to Class T shares will be reduced by the payment of the stockholder servicing fee. The stockholder servicing fee associated with the Class T shares accrues daily, based on an annual rate of 1.0% of the purchase price per Class T share, or approximately $0.000259 per share per day (assuming the Class T share was purchased for $9.47). If a stockholder of Class T shares elected to participate in our distribution reinvestment plan, only the cash distributions remaining after payment of the stockholder servicing fee will be reinvested under our distribution reinvestment plan. In connection with the cash distribution to Class T stockholders declared by our board of directors on October 20, 2015 in the amount of $0.000259 per share per day (equivalent to an annualized distribution rate of 1.0% assuming the Class T share was purchased for $9.47), no net cash distributions were paid to stockholders of the Class T shares after the stockholder servicing fee was paid. In connection with the cash distribution to Class T stockholders declared by our board of directors on December 4, 2015 for the first quarter of 2016 in the amount of $0.000546 per share per day for November and December 2015 (equivalent to an annualized distribution rate of approximately 2.1% assuming the Class T share was purchased for $9.47), approximately $0.000287 per share per day (equivalent to an annualized net distribution rate of approximately 1.1% assuming the Class T share was purchased for $9.47) will be paid to stockholders of the Class T shares after the stockholder servicing fee is paid.

Selected Financial Data

Below is our selected financial data for our last five quarters.

	Three months ended
	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015	September 30, 2015
Total revenues	$205,442	$459,693	$951,653	$1,241,755	$1,292,224
Total operating expenses	$776,142	$748,790	$1,592,434	$1,619,962	$1,836,662
Operating loss	$(570,700)	$(289,097)	$(640,781)	$(378,207)	$(544,438)
Net loss	$(651,860)	$(423,634)	$(834,329)	$(590,767)	$(758,800)
Net loss attributable to the common stockholders	$(740,600)	$(765,635)	$(1,302,893)	$(1,154,918)	$(1,314,402)
Net loss per share-basic and diluted	$(2.27)	$(1.27)	$(1.60)	$(1.36)	$(1.26)